July 14, 2020

VIA EDGAR

Mr. David Gessert

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Truist Financial Corporation (the “Company”)
Registration Statement on Form S-3
File No. 333-239673
Request for Effectiveness

Dear Mr. Gessert:

Reference is made to the Registration Statement on Form S-3 (File No. 333-239673) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 2, 2020, as amended by the Pre-Effective Amendment No. 1 filed with the SEC on July 14, 2020 (as amended, the “Registration Statement”).

The Company hereby requests that the Registration Statement be made effective at 4:30 pm (Eastern time) on Wednesday, July 15, 2020, or as soon as practicable thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Bradley Kamlet of the Company at (336) 733-2654 or Bradley.Kamlet@truist.com with any questions you may have concerning this letter, or if you require additional information. Please notify Mr. Kamlet when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

TRUIST FINANCIAL CORPORATION

By:	/s/ Ellen M. Fitzsimmons

Name:	Ellen M. Fitzsimmons

Title:	Chief Legal Officer, Head of Enterprise Diversity, and Corporate Secretary